Exhibit 99.8

FAIRWAYS FRISCO, L.P.

Index to Audited Financial Statements
For the Years Ended December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Fairways Frisco, L.P.
Dallas, Texas

We have audited the accompanying consolidated balance sheets of Fairways Frisco, L.P. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in partnership capital and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements have been prepared assuming that the Partnership will continue as a going concern. As discussed in Note 1 to the financial statements, the Partnership has suffered recurring losses from operations and has failed to make required debt payments. This raises substantial doubt about the Partnership's ability to continue as a going concern. The Partnership’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairways Frisco, L.P. and subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

HEIN& ASSOCIATES LLP

Dallas, Texas
April 12, 2007

FAIRWAYS FRISCO, L.P.

CONSOLIDATED BALANCE SHEETS

December 31, 2006 and 2005

ASSETS
	2006	2005
CURRENT ASSETS:
Cash and cash equivalents	$128,633	$460,856
Restricted cash	517,778	-
Accounts receivable, net	43,490	254,827
Prepaid expenses and other current assets	85,559	-
Total current assets	775,460	715,683

REAL ESTATE ASSETS, net	56,214,468	52,733,185

FURNITURE AND EQUIPMENT, net	93,921	90,444

OTHER ASSETS	976,668	1,012,153

Total assets	$58,060,517	$54,551,465

LIABILITIES AND PARTNERSHIP CAPITAL

CURRENT LIABILITIES:
Notes payable, current portion	$36,792,521	$25,858,302
Accounts payable and accrued expenses	2,846,269	1,710,962
Other liabilities - related party	1,410,121	1,225,641
Total current liabilities	41,048,911	28,794,905

NOTES PAYABLE, LONG-TERM	17,975,822	25,445,625

NOTES PAYABLE, AFFILIATE	800,000	400,000

OTHER LIABILITIES	317,430	312,703

Total liabilities	60,142,163	54,953,233

MINORITY INTEREST	(3,776,573)	(1,802,698)

COMMITMENTS AND CONTINGENCIES (Notes 11 and 13)

PARTNERS’ CAPITAL	1,694,927	1,400,930

Total liabilities, minority interest and partnership capital	$58,060,517	$54,551,465

The accompanying notes are an integral part of these financial statements.

FAIRWAYS FRISCO, L.P.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2006	2005
REVENUE
Rental revenue	$2,181,301	$1,411,201
Other revenue	308,554	223,293
Total revenue	2,489,855	1,634,494

OPERATING EXPENSES:
Property operating and maintenance	3,547,150	2,734,057
Depreciation and amortization	1,766,460	996,848
Property taxes	624,958	525,255
Total operating expenses	5,938,568	4,256,160

OPERATING LOSS	3,448,713	2,621,666

EQUITY IN LOSSES OF EQUITY METHOD INVESTEES	-	620,927

OTHER EXPENSE	433,877	1,024,638

INTEREST EXPENSE, net	2,511,566	1,612,596

LOSS BEFORE MINORITY INTEREST	6,394,156	5,879,827

MINORITY INTEREST	(1,973,875)	(1,802,698)

NET LOSS	$4,420,281	$4,077,129

The accompanying notes are an integral part of these financial statements.

FAIRWAYS FRISCO, L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERSHIP CAPITAL

For the Years Ended December 31, 2006 and 2005

	General Partners	Limited Partners	Total Partners’ Capital

BALANCE, December 31, 2004	$155	$154,447	$154,602

Cash contributions	8,732	8,723,561	8,732,293

Reallocation of capital accounts upon change in control (Note 4)	(3,409)	(3,405,427)	(3,408,836)

Net loss	(4,077)	(4,073,052)	(4,077,129)

BALANCE, December 31, 2005	1,401	1,399,529	1,400,930

Cash contributions	4,714	4,709,564	4,714,278

Net loss	(4,420)	(4,415,861)	(4,420,281)

BALANCE, December 31, 2006	$1,695	$1,693,232	$1,694,927

The accompanying notes are an integral part of these financial statements.

FAIRWAYS FRISCO, L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Years Ended December 31,
	2006	2005
OPERATING ACTIVITIES:
Net loss	$(4,420,281)	$(4,077,129)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,766,460	996,848
Non-cash equity in losses of equity method investees	-	620,927
Minority interest	(1,973,875)	(1,802,698)
Changes in operating assets and liabilities
Accounts receivable	211,348	(78,988)
Prepaid and other current assets	(411,446)	(375,120)
Accounts payable and accrued expenses	1,050,617	56,287
Other liabilities	89,417	1,570,834
Net cash used in operating activities	(3,687,760)	(3,089,039)

INVESTING ACTIVITIES:
Development of real estate assets	(4,865,623)	(1,187,802)
Net assets, net of cash acquired and liabilities assumed in change of control	-	(1,644,142)
Purchases of property and equipment	(24,236)	(92,301)
Repayment of affiliated partnership obligations	-	(2,224,539)
Net cash used in investing activities	(4,889,859)	(5,148,784)

FINANCING ACTIVITIES:
Proceeds from affiliate loans	584,480	-
Capital contributions	4,714,278	8,732,293
Payments on notes payable	(1,545,345)	(574,820)
Proceeds from notes payable	5,009,761	541,206
Net cash provided by financing activities	8,763,174	8,698,679

NET INCREASE IN CASH AND CASH EQUIVALENTS	185,555	460,856

CASH AND CASH EQUIVALENTS, beginning of year	460,856	-

CASH AND CASH EQUIVALENTS, end of year	$646,411	$460,856

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest	$1,953,340	$1,287,654

NON-CASH TRANSACTIONS:
Assets acquired for refinanced debt	$-	$22,135,810
Assets acquired upon change of control	$-	$31,120,671
Liabilities assumed upon change of control	$-	$31,742,320

The accompanying notes are an integral part of these financial statements.

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Going Concern Considerations

The accompanying consolidated financial statements have been presented in accordance with accounting principles generally accepted in the United States of America, which assumes the continuity of the Partnership as a going concern. During the year ended December 31, 2006, the Partnership has experienced, and continues to experience, certain issues related to cash flow and profitability. These factors raise doubt about the Partnership’s ability to continue as a going concern. Currently, the Partnership consists of 37 limited partners, and is dependent on capital calls from those partners to fund operations and investments. The General Partner monitors the Partnership’s cash position carefully and evaluates its future operating cash requirements with respect to its strategy, business objectives and performance. In February 2007, the Partnership requested the issuance of a new class of partnership interests to raise up to $8 million to fund the buyout of minority interests, acquire rights to parking lots, and begin construction on a new building. See footnote 15, Subsequent Events, for further discussion of this capital call.

In conjunction with the refinancing of the property, the Partnership has engaged Holliday Fegnolio Fowler to solicit interests from institutional and other investors for the recapitalization of the project. In addition, the Partnership is in continued discussions with lenders to restructure the current portion of long term debt and extend the terms until such time as a recapitalization commitment can be secured.

The General Partner believes that it will acquire additional working capital through the current equity interests offering and recapitalization, sufficient to fund operations to meet its funding needs through 2007. There can be no assurance that such additional financing will be available or if available, that such financing can be obtained on terms satisfactory to the Partnership. If the Partnership is not able to raise additional funds, it may be required to significantly curtail its operations which would have an adverse effect on it financial position, results of operations and cash flow. The financial statements do not contain any adjustments that might result from the outcome of this uncertainty.

2.	Organization

Description of Business
Fairways Frisco, L.P. (“Fairways” or the “Partnership”) is a Texas limited partnership formed in December 2004. On December 31, 2004, the Partnership acquired certain indirect interests pursuant to a Master Agreement Regarding Frisco Square Partnership, dated December 31, 2004 (the “Master Agreement”) in various partnerships (the “Frisco Square Partnerships”) that own properties (the “Properties”) in a 150 acre mixed use real estate development in Frisco, Texas. Frisco Square is planned to include approximately 4 million developed square feet, including retail, offices, multi-family, single-family and municipal space (some of which is owned by the City of Frisco and other non affiliated entities, the results of which are not included in these consolidated financial statements). The Partnership and its subsidiaries will own, develop and manage the Properties owned by the Partnership.

The parties to the Master Agreement were the Fairways Frisco, L.P., the Frisco Square Partnerships, Cole and Mary Pat McDowell, and the remainder of the Five Star Group which is Five Star Development Co, Inc. (“Five Star”), a Texas corporation, CMP Management, LLC, a Texas limited liability Partnership, and SMP Family Limited Partnership, a Texas limited partnership. “Frisco Square Partnerships” is a group of entities comprised of Frisco Square, Ltd. (“FSLTD”), Frisco Square B1-6 F1-11, Ltd., a Texas limited partnership, Frisco Square B1-7, F1-10, Ltd., a Texas limited partnership, and Frisco Square Properties, Ltd., a Texas limited partnership. “Fairways Group” is a group of entities comprised of Fairways Frisco, Fairways B1-6 F1-11, LLC, a Texas limited liability

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Partnership, Fairways B1-7 F1-10, LLC, a Texas limited liability partnership, and Fairways FS Properties, LLC, a Texas limited liability partnership. Fairways Equities, LLC (“Fairways Equities”) is the general partner of the Partnership.

3.	Significant Accounting Policies

Basis of Presentation
The consolidated financial statements include the accounts of the Partnership and all subsidiaries for which the Partnership is the general partner, owns greater than 50% of the voting equity interests or has significant influence over operations. The subsidiaries of the partnership include Frisco Square B1-6 F1-11, Ltd., a Texas limited partnership, Frisco Square B1-7 F1-10, Ltd., a Texas limited partnership, Frisco Square Properties, Ltd., and its wholly owned subsidiary, Frisco Square F1-1, Ltd., both Texas limited partnerships, Frisco Square Land, Ltd., a Texas limited partnership, Frisco Square Development, Ltd., and its wholly owned subsidiary, Frisco Square Construction, Ltd., each Texas limited partnerships, and the Fairways Group. All intercompany accounts and transactions have been eliminated. The limited partnership interests for the consolidated subsidiaries and related minority interests are included on the balance sheets as Minority Interests.

The Partnership accounted for the investment in the Frisco Square Partnerships using the equity method from January 1, 2005 through April 14, 2005 as they owned 50% of the voting equity interests, were not the general partner, and had no control over the operations. On April 15, 2005 the Partnership became the general partner and took over control of all operations. As a result, the Partnership consolidated the financial statements of the New Frisco Square Partnerships beginning April 15, 2005.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Partnership classifies all highly liquid investments with original maturities of three months or less as cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Restricted cash consists of amounts held in escrow by banks to pay for taxes and insurance.

Concentration of Credit Risk
The Partnership’s credit risk relates primarily to its trade accounts receivable and its receivables from affiliates, along with cash deposits maintained at financial institutions in excess of federally insured limits. Management performs continuing evaluations of debtors’ financial condition and provides an allowance for uncollectible accounts as determined necessary. See Note 5 for additional information regarding the Partnership’s trade accounts receivable, allowance for doubtful accounts and significant customer relationships.

Deferred Financing Costs and Leasing Commissions
Deferred financing costs are amortized using the straight-line method, which approximates the interest method, over the terms of the related debt. Costs incurred to obtain initial leases are amortized using the straight-line method over the terms of the respective leases.

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Guarantees
The Partnership accounts for its guarantees of the obligations of others in accordance with FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Direct Guarantees of Indebtedness of Others (“FIN 45”). FIN 45 requires that guarantors recognize a liability for certain guarantees at the fair value of the guaranteed obligation at the inception of the guarantee, even if the likelihood of performance under the guarantee is remote. The initial recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. See Note 14 for disclosures related to the Partnership’s guarantees in accordance with FIN 45.

Real Estate Assets, Depreciation and Impairment
Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is calculated on a straight-line basis over the useful lives of the properties (generally three to thirty-five years). Tenant improvements are capitalized and depreciated over the life of the related lease. Expenditures for maintenance and repairs are charged to operations as incurred.

The Partnership continually evaluates the recoverability of the carrying value of its real estate assets using the methodology prescribed in Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under SFAS No. 144, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the disposition of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value. No impairment was recorded in 2006 or 2005.

Furniture and Equipment
Furniture and equipment is carried at cost, less accumulated depreciation. Depreciation and amortization are provided over the estimated useful lives of the assets (generally three to seven years) using the straight-line method. Leasehold and tenant improvements are amortized on a straight-line basis over the lesser of the respective lease term or estimated useful life of the asset.

The Partnership evaluates the carrying value of its long-lived assets by comparing the undiscounted cash flows over the remaining useful life of the long-lived assets with the assets’ carrying value. If this comparison indicates that the carrying value will not be recoverable, the carrying value of the long-lived assets will be reduced accordingly based on a discounted cash flow analysis. No impairment was recorded in 2006 or 2005.

Equity Method Investment
Equity method investments represent investments in limited partnerships and are accounted for using the equity method of accounting for investments and none represent investments in publicly traded companies. The equity method was used prior to April 15, 2005, as the Partnership was not the general partner, did not have a majority interest and did not have significant influence over the operations of the Frisco Square Partnerships. Accordingly, the Partnership recorded its proportionate share of the income or losses generated by equity method investees in the consolidated statements of operations from January 1, 2005 to April 15, 2005.

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Subsequent to April 15, 2005, the Partnership consolidated all activities of the New Frisco Square Partnerships, as the Partnership and its affiliates became the sole general partner and had obtained a majority interest in those partnerships. See Note 4 for a discussion of the April 15, 2005 transaction.

Revenue Recognition
Rental revenue includes the base rent each tenant is required to pay in accordance with the terms of the respective lease and is reported on a straight-line basis over the noncancelable lease term. Certain lease agreements contain provisions that provide for the reimbursement of real estate taxes, insurance and certain other operating costs above their base-year costs. These reimbursements totaled approximately $306,000 and $214,000 in 2006 and 2005, respectively, and are included in other revenues in the statement of operations.

One tenant is required to pay rent as a percentage of their gross sales volume to the extent such percentage rents exceed their base rents. There were no significant revenues from percentage rents in 2006 or 2005.

Income Taxes
Under present income tax laws, the Partnership is not subject to federal or state income taxes; therefore, no taxes have been provided for in the accompanying consolidated financial statements. The partners are to include their respective share of the Partnership’s net loss in their income tax returns.

In May 2006, the State of Texas replaced the current franchise tax system with a new Texas Margin Tax (“TMT”). The TMT is a 1% gross receipts tax based on the Partnership’s taxable margin, as defined by the new law. At December 31, 2006, there were no deferred income taxes related to this new law.

Leasing Arrangements
The Partnership enters into leasing arrangements with tenants of the building(s), which are generally non-cancelable except for cause, which is defined in the agreements. Residential leases range in term from three months to one year. Commercial leases are generally executed for a term of anywhere from five to fifteen years, and include a base amount per square foot that the Partnership will pay to the tenant for improvements to the space. These improvements are capitalized and amortized over the life of the lease.

Fair Value of Financial Instruments
The Partnership’s financial instruments include cash, accounts receivable and accounts payable that are carried at cost, which approximates fair value because of the short-term nature of these instruments. The fair value of notes payable approximates carrying value as interest rates approximate market rates.

Reclassification
Certain 2005 balances have been reclassed to conform to the 2006 basis of presentation.

4.	Change in Control Transaction

On April 15, 2005, the parties to the Master Agreement agreed to terminate the Master Agreement effective April 15, 2005. In connection with the termination of the Master Agreement, some of the Frisco Square Partnerships were amended such that the Partnership owned, at April 15, 2005, either directly or indirectly, 60% of some of the Frisco Square Partnerships. The remaining 40% continued to be controlled by CMP Family Limited Partnership, (“CMP”), which is controlled by Cole McDowell. Under the terms of the amended Frisco Square Partnerships, the Partnership also has a

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

first priority distribution preference of $5.5 million, and will receive its pro-rata partnership interest of the next $9.5 million of distributions from the Frisco Square Partnerships. After $15 million of distributions have been made, the Fairways interest in the Frisco Square Partnerships will become 80% and CMP’s interest will become 20%, subject to certain dilution privileges of the partners of the Frisco Square Partnership.

Furthermore, Fairways’ partnership interest in the Frisco Square Partnerships may have been increased up to 90% if certain capital call and limited partner capital loan provisions were not met by CMP. During the year ended December 31, 2005, CMP met the first capital loan provision by providing a $400,000 cash loan as required under the partnership agreements. In March 2006, CMP met the second capital loan provision by providing an additional $400,000 cash loan as required under the partnership agreements. No further capital loan provisions are provided in the partnerships agreements.

Under the terms of the amended Frisco Square Partnership agreements, Fairways Equities is now the sole general partner of the Frisco Square Partnerships and controls all operating activities, financing activities, and development activities for the Frisco Square Partnerships.

Also on April 15, 2005, the Partnership, through Frisco Square Land, Ltd., a newly created partnership, closed a financing transaction, the proceeds which were used to repay the outstanding bank debt of Frisco Square, Ltd. And to provide additional working capital for the Partnership. Under the terms of the now terminated Master Agreement, the Partnership held an option to acquire 50% of the partnership interests of Frisco Square, Ltd. Concurrently with the financing, all of the land and related development held by Frisco Square, Ltd. was contributed to Frisco Square Land, Ltd. In the amount of $19.5 million in exchange for repayment of the bank debt, and the option to acquire 50% of the partnership interests of Frisco Square, Ltd. Was cancelled. As a result of these changes, the Partnership has never had an interest in Frisco Square, Ltd. Fairways owns 60% of Frisco Square Land, Ltd. The carrying value of the land held by Frisco Square Land, Ltd. Is equal to the bank debt repaid plus capitalized interest and other costs subsequently incurred to develop the land for building sites.

Also on April 15, 2005, the Partnership formed and began operations for Frisco Square Development, Ltd., and its wholly-owned subsidiary, Frisco Square Construction, Ltd. These entities operate the development and construction activities for the Frisco Square Partnerships. The Partnership owns 75% of Frisco Square Development, Ltd., and the remaining 25% is owned by CMP.

As a result, at April 15, 2005, the “New Frisco Square Partnerships” consisted of Frisco Square Land, Ltd., Frisco Square B1-6 F1-11, Ltd., Frisco Square B1-7 F1-11, Ltd., Frisco Square Properties, Ltd., and Frisco Square Development, Ltd.

During the year ended December 31, 2006, Frisco Square Development, Ltd. And Frisco Square Construction, Ltd. Were merged and the surviving entity, Frisco Square Development, Ltd. And ownership provisions remained as mentioned above.

Also see footnotes 13, Commitments and Contingencies, and 15, Subsequent Events.

5.	Accounts Receivable, Net

The Partnership grants credit to tenants of various sizes and provides an allowance for doubtful accounts equal to the estimated uncollectible amounts based on historical collection experience and a review of the current status of tenant accounts receivable. The Partnership determines the amount of the allowance for doubtful accounts based on a number of variables, including lease terms and length of time outstanding. There is no allowance for doubtful accounts at December 31, 2006 or 2005.

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2006 and 2005, the Partnership derived revenues in excess of ten percent from one tenant totaling approximately $351,000 or 14% of total revenue, and $323,000 or 20% of total revenue, respectively. Accounts receivable from the same customer was $95,165, or 37% of total accounts receivable, at December 31, 2005. No customer had a receivable balance in excess of 10% of total receivables at December 31, 2006.

6.	Other Assets

Other assets consist of the following:

December 31, 2006		Accumulated
	Cost	Amortization	Net
Deferred leasing commissions	$747,593	$(112,550)	$635,043
Deferred financing costs	923,238	(594,641)	328,597
Other assets	13,028	-	13,028
	$1,683,859	$(707,191)	$976,668

December 31, 2005		Accumulated
	Cost	Amortization	Net
Deferred leasing commissions	$649,688	$(40,583)	$609,105
Deferred financing costs	688,802	(302,265)	386,537
Other assets	16,511	-	16,511
	$1,355,001	$(342,848)	$1,012,153

Amortization expense was $367,826 and $257,807 for the years ended December 31, 2006 and 2005, respectively. As of December 31, 2006, the future scheduled amortization expense is as follows:

	Deferred Leasing Commissions	Deferred Financing Costs
2007	$63,403	$184,158
2008	73,026	144,439
2009	71,550	-
2010	68,928	-
2011	58,911	-
Thereafter	299,275	-
	$635,093	$328,597

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7.	Real Estate Assets, Net

Real estate assets at December 31, 2006, consist of the following:
Description	Property Description	Related Encumbrances	Initial Costs	Costs Capitalized Subsequent to Acquisition	Gross Cost Basis

Land	50.8 acres land	$28,636,519	$24,135,704	$-	$24,135,704
Land development costs		-	-	4,629,877	4,629,877
Buildings
FS B1-6 F1-11	155,000 sf apartments/retail	17,257,974	10,338,268	6,694,448	17,032,716
FS B1-7 F1-10	61,400 sf office/retail	8,873,849	8,392,185	1,079,616	9,471,801
Capitalized interest		-	-	5,111,191	5,111,191
		$54,768,342	$42,866,157	$17,515,132	$60,381,289

	Accumulated	Date of	Date	Depreciable
Description	Depreciation	Construction	Acquired	Life

Land	$-		2005
Land development costs	-		2005
Buildings
FS B1-6 F1-11	(3,086,881)	2004	2005	7-35 Years
FS B1-7 F1-10	(1,079,940)	2004	2005	7-35 Years
Capitalized interest	-

	$(4,166,821)

Real estate assets at December 31, 2005, consist of the following:
Description	Property Description	Related Encumbrances	Initial Costs	Costs Capitalized Subsequent to Acquisition	Gross Cost Basis

Land	50.8 acres land	$25,445,625	$24,135,704	$-	$24,135,704
Land development costs		-	-	2,719,178	2,719,178
Buildings
FS B1-6 F1-11	155,000 sf apartments/retail	17,460,480	10,338,268	6,595,791	16,934,059
FS B1-7 F1-10	61,400 sf office/retail	8,397,822	8,392,185	616,598	9,008,783
Capitalized interest		-	-	2,742,847	2,742,847
		$51,303,927	$42,866,157	$12,674,414	$55,540,571

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Accumulated	Date of	Date	Depreciable
Description	Depreciation	Construction	Acquired	Life

Land	$-		2005
Land development costs	-		2005
Buildings
FS B1-6 F1-11	(1,999,055)	2004	2005	7-35 Years
FS B1-7 F1-10	(808,331)	2004	2005	7-35 Years
Capitalized interest	-

	$(2,807,386)

The following table shows the activity in real estate assets during 2006 and 2005:

Balance at January 1, 2005	$-
Acquisitions and development	51,863,861
Improvements	933,863
Capitalized interest	2,742,847
Balance at December 31, 2005	55,540,571
Acquisitions and development	1,891,958
Improvements	580,416
Capitalized interest	2,368,344
Balance at December 31, 2006	$60,381,289

All of the real estate assets are located in the Frisco Square development which is in Frisco, Texas. Depreciation expense for buildings was $1,365,861 and $730,330 for the years ended December 31, 2006 and 2005, respectively.

8.	Furniture, Fixtures And Equipment, net

Furniture, fixtures and equipment, net consist of the following:

	Estimated
	Useful Lives	2006	2005

Furniture, fixtures and equipment	3 to 7 years	$91,705	$84,541
Leasehold improvements	5 to 7 years	35,814	18,743
		127,519	103,284
Less accumulated depreciation		(33,598)	(12,840)
Furniture, fixtures and equipment, net		$93,921	$90,444

Depreciation expense for furniture, fixture and equipment was $21,768 and $8,711 for the year ended December 31, 2006 and 2005.

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.	Accounts Payable and Accrued Expenses

Accounts payable and accrued liabilities consist of the following:

	2006	2005
Accounts payable	$1,125,313	$513,016
Accrued property taxes	625,678	501,641
Accrued interest	739,768	324,941
Accrued real estate commissions	-	216,581
Other accrued expenses	355,510	123,013
	$2,846,269	$1,679,192

10.	Notes Payable

Notes payable consist of the following:

	2006	2005
Comerica Bank term note payable (see Note 13)
Comerica Bank term note in the principal amount of $26,664,000, interest at 8.75% and 8.50% at December 31, 2005 and 2006, respectively. Secured by approximately 50 acres of land in Frisco, Texas and personal guarantees by the four members of Fairways Equities. Term note matures on April 15, 2008, at which time all principal and accrued interest are due. Loan requires payment of $6,666,000 principal payment April 30, 2007.	$24,641,821	$22,214,537

Comerica Bank line of credit (see Note 13)
Commitment up to $2,000,000, interest payable monthly at Comerica. Bank prime rate plus .25% or Euro +3% at the borrower’s option (8.75% and 8.50% at December 31, 2006 and 2005, respectively), secured by approximately 50 acres of land in Frisco, Texas and personal guarantees by the four members of Fairways Equities, matures March 10, 2007.	2,000,000	-

Citibank, NA term note payable (A)
Term note payable in the principal amount of $19,250,000, principal and interest payable monthly at Citibank NA prime rate (8.25% and 8.25% at December 31, 2006 and 2005, respectively), with a floor rate of 5.5%, secured by two certain buildings (B1-6 and F1-11) in Frisco, Texas and personal guarantees by the four members of Fairways Equities and a member of CMP Family Limited Partnership. Note is cross-collateralized by collateral pledged under the Citibank term note (B) below, matures May 1, 2007	17,257,975	17,460,480

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Citibank, NA term note payable (B)
Term note payable in the principal amount of $3,000,000, interest only payable monthly at Citibank NA prime rate plus 1.00% (8.25% at December 31, 2006 and 2005), principal due on May 1, 2007, and secured by three lots in Frisco, Texas and personal guarantees by the four members of Fairways Equities and a member of CMP Family Limited Partnership. Note is cross collateralized by buildings listed in Citibank term note (A) above.	1,994,698	2,700,000

First National Bank of Omaha term note payable
Term note payable in the principal amount of $8,600,000, principal and interest payable monthly at First National Bank prime rate plus 1.00% (9.00% and 8.25% at December 31, 2006 and 2005, respectively), with a floor of 6.5% and a ceiling of 10%, remaining principal due on July 7, 2007, secured by a certain office building (F1-10) in Frisco, Texas, a certain retail center in Flower Mound, Texas, a $200,000 certificate of deposit in the name of CMP, and personal guarantees of $800,000 by the four members of Fairways Equities and a full guarantee by member of CMP Family Limited Partnership.	8,342,761	8,397,822

First National Bank of Omaha term note payable
Term note payable in the principal amount of $533,000, interest payable monthly at First National Bank of Omaha prime plus 1.00% (10% and 8.25% at December 31, 2006 and 2005, respectively), principal due on July 21, 2007, secured by certain land (Lot B1-7) in Frisco, Texas and personal guarantees of $800,000 by the four members of Fairways Equities, LLC and a member of CMP Family Limited Partnership.	531,088	531,088
	54,768,343	51,303,927
Less current portion	(36,792,521)	(25,858,302)
	$17,975,822	$25,445,625

The aggregate maturities of notes payable for the five years after December 31, 2006, are as follows:

2007	$36,792,521
2008	17,975,822
2009	-
2010	-
2011	-
Thereafter	-
$54,768,343

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Comerica term note contains certain restrictive covenants with which the borrower must comply, including certain reporting requirements, limitations on guarantees of the four members of Fairways Equities for debt not related to Frisco Square, and liquidity requirements of the four members of Fairways Equities. As of December 31, 2006, the borrower was in compliance with the covenants listed in the Comerica term note.

The Citibank term note (A) required various reserves and principal payments which were to be made in November, 2006, and again in February, 2007. As of the date of this report, the ratios had not been met, and the principal payments and reserves had not been made. The borrower and its general partner received notice of default on November 20, 2006, and discussions for modification and extension of the loan were in process with Citibank. As of the date of this report, the borrower has not received notice of acceleration of the principal of the debt, which is required by the terms of the term note.

The First National Bank of Omaha term note does not contain any restrictive covenants with which the Partnership must comply.

The balance of $800,000 and $400,000 in notes payable, affiliate at December 31, 2006 and 2005, respectively, represents loans from CMP, as required under the terms of the partnership agreements. The loan bears interest at the rate of 15% per annum, with principal to be paid out of cash flow, pro rata with other mezzanine loans of the Partnership.

11.	Other Current Liabilities

In May 2005, Citibank applied $1,225,641 of certificates of deposit held by CMP Family Limited Partnership (or affiliates) as collateral on the Citibank Note (A) toward the principal balance of that note. The pay down was made at the request of Citibank in order to extend the term of the existing Note. The amount remains an obligation of the Partnership to the affiliates; however, no agreements have been signed between the parties, and the amount is included in other current liabilities on the balance sheet as of December 31, 2006 and 2005. CMP Family Limited Partnership (and other affiliates) has initiated legal proceedings related to the recovery of this collateral from the Partnership and related borrower from Citibank. See Note 13 for further discussion of these legal proceedings.

At December 31, 2006, there were also $184,500 of short-term advances from the general partners and its principal. These advances are expected to be repaid out of future capital calls to the Partnership. There were no such advances at December 31, 2005.

12.	Minority Interest

During the year ended December 31, 2006, the Partnership made two capital calls to fund operations, investing, and financing activities. The first call, made in February, 2006, (the “February Call”) was used to fund capital requirements of the New Frisco Square Partnerships, which capital calls were to be shared by CMP. CMP did not fund its portion of the February Call, and as a result, CMP’s interest was diluted in May 2006, when the Partnership cured CMP’s default in certain of the New Frisco Square Partnerships. The minority interest activity reported on the income statement for the year ended December 31, 2006, therefore, includes CMP’s full limited partner interest as discussed above through May, 2006, and includes CMP’s reduced limited partner interest for the seven months ended December 31, 2006. CMP’s diluted interest ranges from 25% to 40% of the New Frisco Square Partnerships.

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Also see footnotes 13, Commitments and Contingencies, and 15, Subsequent Events.

13.	Commitments and Contingencies

The Development Agreement
On April 15, 2005, the Partnership was assigned the rights and assumed obligations under that certain Development Agreement (“Development Agreement”) dated July 28, 2000 by and between Frisco Square, Ltd. (see Note 2 and 3) and the City of Frisco. The Development Agreement was created to define the building restrictions, site plan and obligations for funding the infrastructure for Frisco Square. On April 15, 2005, the Development Agreement was assigned to Frisco Square Land, Ltd. As a result of the execution of the Development Agreement, the City of Frisco formed a Municipal Management District (“MMD”) to manage and finance certain activities which occur within the MMD boundaries. The Development Agreement effectively requires Frisco Square (as defined in the Development Agreement, but generally consists of the New Frisco Square Partnerships) to fund one half of the negative cash flow annually for the upkeep of the MMD, which includes payment of principal and interest on approximately $12.5 million of bonds issued by the City of Frisco (“Debt Service”). The Partnership’s obligations for the debt service may be reduced by the ad valorem taxes assessed by the City of Frisco on the property included in the MMD. To the extent that the cash flows of the MMD are insufficient to cover the payment of Debt Service of the bonds, the Partnership must pay 50% of the shortfall. The four members of Fairways Equities have personally guaranteed the Partnerships payment of this commitment for up to $100 million of assessed value of the MMD property, and the Partnership has indemnified them for the guaranty. In connection with this indemnification, the Partnership recorded an obligation of $118,750 which is included in Other Long Term Liabilities at 2006 and 2005. This amount represents the Partnership’s estimate of the fair value of the indemnification obligation.

The Partnership paid $490,349 and $1,089,889 toward this commitment in 2006 and 2005, respectively. $598,274 of the 2005 amount relates to obligations of the prior developer, Frisco Square, Ltd. These payments are included in capitalized interest on the respective balance sheets.

The MMD is governed by a five member Board of Directors, which is comprised of three members from the City of Frisco, and two members from the Partnership.

See Note 15, Subsequent Events.

Operating Leases
During 2006 and 2005, the Partnership and its subsidiaries occupied space in two buildings owned by the Partnership; any rent charged and collected between the various partnerships has been eliminated in consolidation. The Partnership also leases certain equipment under noncancellable operating lease agreements. Certain leases contain renewal options and provide that the Partnership pay taxes, insurance, maintenance and other operating expenses. Total rent expense for operating leases was approximately $22,000 and $21,000 for the year ended December 31, 2006 and 2005, respectively. Minimum lease payments under all non-cancellable operating lease agreements for the years ended December 31 are as follows:

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2007	$18,000
2008	12,000
2009	3,000
2010	-
2011	-
Thereafter	-
$33,000
Construction
In 2006 a lease was executed between Frisco Square and a dinner cinema, which will require Frisco Square to construct a building for this tenant with a delivery date of September 2007. The tenant will have 150 days from the date of delivery to complete the Tenant Improvements and occupy the space. Design for the building is in progress, and the final cost is subject to permitting and design approvals by the City and tenant, respectively. The Partnership expects to finance the construction partially through bank debt. As of the date of this report, the budget for the building costs had not been finalized, and financing had not yet been obtained.

Additionally, Frisco Square has executed leases pertaining to a new building on an undeveloped lot, for which construction began subsequent to December 31, 2006, which will cost approximately $11,100,000. See Note 15 for further discussion of this building and related commitments.

Legal Proceedings
In July 2005, CMP Family Limited Partnership (“CMP”), The Kendrick Fund, Ltd., Frisco Square, Ltd. and Five Star Development Partnership filed suit against Fairways B1-6, F1-11 LLC and Fairways Frisco LP in Cause No. 05-0677-B, in the District Court of Dallas County, Texas, 44th Judicial District (the “Collateral Lawsuit”). In the Collateral Lawsuit, Plaintiffs allege that Defendants failed to include certain agreed-upon language in a written agreement under which Defendants acquired certain assets from Plaintiffs. The allegedly agreed-upon language would have required Defendants to secure the release of Plaintiffs’ cash collateral from a financial institution that was involved in the transaction upon refinancing of a certain debt. Plaintiffs further contend that the financial institution seized their cash collateral and applied it to the debt because the allegedly agreed-upon language was not included in the written agreement. Plaintiffs purport to state claims for reformation, declaratory judgment, fraud in the inducement, fraud, misrepresentation, breach of fiduciary duty, civil conspiracy and predatory practices. Plaintiffs seek judgment reforming the written agreement to include the allegedly agreed upon language, actual damages in the amount of $1,225,621 and unspecified exemplary damages. Defendants maintain that they did not agree to include the subject language in the written agreement. Trial date for the lawsuit has been set for February 27, 2007. See Note 11, Other Current Liabilities, Affiliate and Note 15, Subsequent Events for resolution of this lawsuit.

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On April 7, 2006, CMP, sued the Partnership, Fairways Equities and the New Frisco Square Partnerships and the related general partners, asserting multiple claims arising from or related to five limited partnership agreements. Plaintiffs’ claims stem from a letter dated April 6, 2006 in which CMP purportedly initiated an offer to the Partnership to purchase 100% of the Partnership’s interests in the New Frisco Square Partnerships, pursuant to the buy/sell provisions of the various partnership agreements. The Partnership responded within the required timeframe, electing to purchase CMP’s interest in the New Frisco Square Partnerships, which were valued in the aggregate by CMP at $79 million. A closing date was set for August 5, 2006, at which time the Partnership tendered funds to the court in the amount of $1,403,706 to execute the terms of the buy/sell agreement. CMP did not execute the closing documents, and as a result, the funds were returned to the Partnership or respective Frisco Square partnership. CMP amended its original petition, asserting that the general partners of the New Frisco Square Partnerships had not properly executed the capital call on February 7, 2006; that CMP’s partnership interest should not be diluted; and that the amount tendered was not calculated in accordance with the respective partnership agreements. CMP further amended its petition to include a right of recission of the buy/sell agreement, and asked the court to grant CMP the right to declare itself as buyer under the same agreement.

Subsequent to December 31, 2006, the Partnership and CMP entered into an agreement in principle to settle all outstanding claims pertaining to litigation between the parties for $7,100,000. The terms of the agreement include a cash payment of $2,600,000 to CMP, and a note payable of $4,000,000 million. The $7,100,000 will be applied to the repayment of the $1,225,000 liability referred to in Note 11, with interest, as well as the $800,000 loans mentioned in Note 10, with interest. The note payable will be paid in equal quarterly installments over 4 years, with interest payable quarterly at prime. The Partnership will also facilitate the release of CMP (or affiliate) guarantees on any of the bank debt reflected in Note 10, and to facilitate the release of the collateral on the First Bank of Omaha term loan, also mentioned in Note 10. The agreement is contingent on the Partnership raising the capital to make the $2,600,000 cash payment.

In exchange for these payments and release of obligations, the Partnership will receive an assignment of all of CMP or affiliates’ interests in the New Frisco Square Partnerships, as well as a release from CMP of current and future claims against the Partnership.

14.	Related Party Transactions

The four members of Fairways Equities have personally guaranteed the Partnership’s obligations to Comerica Bank, First National Bank of Omaha, Citibank (see Note 10) and the MMD (see Note 13). In connection with the guarantee of the Comerica Bank term note and line of credit, the partnership pays a guaranty fee of 2.5% of the balance of the Comerica debt annually to the guarantors. During the years ended December 31, 2006 and 2005, respectively, the Partnership paid guaranty fees of $433,877 and $253,751, respectively, and an additional $320,350 and $270,887 is included in accounts payable at December 31, 2006 and 2005, respectively. Because these fees are accrued in advance a related amount of $186,871 is reflected in pre-paid assets at December 31, 2006. These fees are authorized by Frisco Square Land, Ltd. partnership agreement, as amended.

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Partnership pays monthly management fees of approximately $25,000 to Fairways Equities as the general partner of the Partnership. During 2006 and 2005, respectively, the Partnership incurred total management fees of $256,535 and $120,000, of which $25,000 and $60,000 is included in accounts payable as of December 31, 2006 and 2005, respectively. These fees are authorized by the partnership agreements.

In 2006, the Partnership incurred $94,500 in asset management fees to Fairways Equities. This fee is authorized by the partnership agreement, and is included in Other Expenses on the income statement. This was the first such asset management fee charged to the Partnership.

The Partnership paid financing fees of .5% of the amount of the Comerica term loan commitments or $138,320 to Fairways Equities in connection with the Comerica term loan agreement that was entered into during 2005. No financing fees were paid to Fairways Equities in 2006.

During 2005, the Partnership paid a development fee, under the terms of the Master Agreement, of $500,000 to Five Star, which is controlled by Cole McDowell. An additional $1,005,000 was paid to an affiliate of Cole McDowell in 2005 under the terms of the original Master Agreement. This amount reflected past due affiliate loans to the Frisco Square Partnerships. No fees were paid in 2006 and the Partnership is not obligated to pay any further development fees to Five Star, Cole McDowell, or any affiliates of Cole McDowell, as of December 31, 2006.

15.	Subsequent Events

New Class of Partnership Interests
On March 9, 2007, the Partnership made a $4,000,000 capital call and will issue a new class of partnership interests in the Partnership for those partners funding the call. The new class of partnership interests will be entitled to an additional profits interest above the new partnership interests pro rata share of contributions to the Partnership, in addition to certain preferred distributions. The exact amount of the additional profits interest will be determined based on the results of the issuance of the new partnership interests.

Development Agreement
In February, 2007, the Partnership entered into a Supplement to the Development Agreement with the City of Frisco. Included in the Supplement are incentives which, if met over a period of four to five years, will reduce, or eliminate, the Partnerships’ obligation for any future Debt Service payments to the MMD. Likewise, if these construction incentives are met, the Partnership will be released from a $1,250,000 payment to the City of Frisco for the construction of a park within the project. In addition, the Supplement requires the Partnership and the City of Frisco to enter into a land swap for certain acreage within the MMD, to occur prior to May 7, 2007. The Supplement also requires the Partnership, or an affiliate, to purchase two parking lots from the City for an amount, when netted with the proceeds from the land swap, equal to $1,567,405. Certain restrictions apply to the use of the parking lots until such time as a parking garage is constructed on the lots. The Partnership or affiliate is required to build and receive certificates of occupancy for two garages before February 11, 2012. In addition, the Supplement to the Development Agreement requires that the Partnership fund the cost of certain roads and that the Partnership is entitled to reimbursement from the North Central Texas Council of Governments, under a grant established in 2006. The Supplement requires that the guarantees from the principals of Fairways Equities be terminated once the value of the taxable property within the MMD reaches $100,000,000.

FAIRWAYS FRISCO, L.P.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Construction Loan and New Construction
On March 9, 2007, the Partnership entered into a new construction loan with Compass Bank for the construction of a 67,000 square foot building on Lot F1-1 within the Property. The bank’s commitment is for a maximum $8,889,000, which may be drawn over a period of 9 months and after the Partnership funds the required equity of $2,222,109. The terms of the new commitment include interest only payments, which may be accrued into the loan, for a period of 18 months, at a rate of the greater of 7% or the 10 year Treasury rate plus 2%. The Partnership may extend the commitment for a period of twelve months, under certain conditions. The purpose of the loan is to construct the building.

In connection with the construction of this new building, the Partnership entered into a construction contract with a national construction company to act as general contractor for the construction of the building. Under the terms of the contract, the contractor has guaranteed the price at which certain costs will be charged.

Line of Credit
The Comerica Bank line of credit matured on March 10, 2007. The Partnership is in the process of restructuring this debt agreement to extend the maturity date. As of April 12, 2007, the Partnership has not received notice of default.